SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

Marrone Bio Innovations, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 57165B106
(CUSIP Number) Steve Napoli c/o Ardsley Advisory Partners 262 Harbor Drive, 4th Floor Stamford, Connecticut 06902
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) February 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1                  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106	13D	Page 2 of 14 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) Ardsley Advisory Partners
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,681,580
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,681,580
11.		aggregate amount beneficially owned by each reporting person 15,681,580
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 14.61%
14.		type of reporting person* PN, IA

CUSIP No. 57165B106	13D	Page 3 of 14 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Philip J. Hempleman
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,681,580
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,681,580
11.		aggregate amount beneficially owned by each reporting person 15,681,580
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 14.61%
14.		type of reporting person* IN

CUSIP No. 57165B106	13D	Page 4 of 14 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners I
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,631,580
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,631,580
11.		aggregate amount beneficially owned by each reporting person 15,631,580
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 14.56%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D	Page 5 of 14 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Fund II, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 595,300
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 595,300
11.		aggregate amount beneficially owned by each reporting person 595,300
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.58%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D	Page 6 of 14 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Advanced Healthcare Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,189,700
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,189,700
11.		aggregate amount beneficially owned by each reporting person 1,189,700
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 1.17%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D	Page 7 of 14 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Renewable Energy Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 13,846,580
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 13,846,580
11.		aggregate amount beneficially owned by each reporting person 13,846,580
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 12.90%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D	Page 8 of 14 Pages

15.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Duckdive Fund, L.P.
16.	check the appropriate box if a group*	(a) ☒ (b) ☐
17.		sec use only
18.		sources of funds WC
19.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
20.		citizenship or place of organization Delaware, United States of America
number of shares	21.	sole voting power 0
beneficially owned by	22.	shared voting power 50,000
each reporting	23.	sole dispositive power 0
person with	24.	shared dispositive power 50,000
25.		aggregate amount beneficially owned by each reporting person 50,000
26.	check box if the aggregate amount in row (11) excludes certain shares *	☐
27.		percent of class represented by amount in row 11 0.05%
28.		type of reporting person* PN

CUSIP No. 57165B106	13D	Page 9 of 14 Pages

ITEM 1. Security and Issuer

(a)	The name of the issuer is Marrone Bio Innovations, Inc. (MBII) (the “Issuer”).
(b)	The address of the Issuer’s principal executive offices is 1540 Drew Avenue, Davis, California 95618.

This Schedule 13D (the “Schedule”) relates to the common stock (“Common Stock”), of the Issuer.

ITEM 2. Identity and Background

(a)	This Schedule is being filed with respect to the Common Stock of the Issuer which are beneficially owned by the following reporting persons:

(i)	Ardsley Advisory Partners (the “Advisor”)
(ii)	Ardsley Partners I (the “General Partner”)
(iii)	Phillip J. Hempleman
(iv)	Ardsley Partners Fund II, L.P. (the “Fund II”),
(v)	Ardsley Partners Advanced Healthcare Fund, L.P. (the “Healthcare Fund”),
(vi)	Ardsley Partners Renewable Energy Fund L.P. (the “Renewable Energy Fund”) and
(vii)	Ardsley Duckdive Fund L.P. (the “Duckdive Fund and together with the Advisor, General Partner, Phillip J. Hempleman, the Fund II, the Healthcare Fund, the Renewable Energy Fund and the Duckdive Fund, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal office of each of the Reporting Persons is 262 Harbor Drive, Stamford, Connecticut 06902.

(c)	The principal business of the Advisor is serving as investment manager to certain private investment funds, including Fund II, Healthcare Fund, Renewable Energy Fund and Duckdive Fund, and to make investment decisions on behalf of these private investment funds. The principal business of Ardsley Partners is serving as the general partner of certain limited partnerships, including Fund II, Healthcare Fund and Renewable Energy Fund. Mr. Philip Hempleman serves as managing partner of the Advisor and the General Partner. The principal business of Fund II, Healthcare Fund, Renewable Energy Fund and Duckdive Fund is serving as private investment limited partnerships.

(d)	No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Philip Hempleman is a citizen of the United States of America.

CUSIP No. 57165B106	13D	Page 10 of 14 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

On February 5, 2018, the Renewable Energy Fund purchased from the Issuer an aggregate of 6,666,667 shares of Common Stock of the Issuer as well as 5,333,333 warrants exercisable for shares of Common Stock of the Issuer at an exercise price of $1.00 per share, for total consideration of $5,000,000 derived from the Renewable Energy Fund’s working capital.

ITEM 4. Purpose of Transaction

On December 14, 2017, the Renewable Energy Fund entered into a Securities Purchase Agreement pursuant to which the Renewable Energy Fund agreed to acquire from the Issuer 6,666,667 shares of Common Stock of the Issuer as well as 5,333,333 warrants exercisable for shares of Common Stock of the Issuer at an exercise price of $1.00 per share. The Common Stock of the Issuer and the warrants of the Issuer were issued to the Renewable Energy Fund on February 5, 2018. In connection with the Securities Purchase Agreement, the Reporting Persons entered into a certain Voting and Lock-Up Agreement and the Renewable Energy Fund entered into a certain Registration Rights Agreement.

Pursuant to the Voting and Lock-Up Agreement, the Reporting Persons have agreed to vote to elect certain persons designated by Ospraie AG Science LLC and its affiliates to become members of the board of directors of the Issuer (the “Board”). The Reporting Persons are obligated to vote to elect up to two designated persons to become members of the Board at an annual meeting of the Issuer scheduled to take place in 2018. The Reporting Persons are also obligated to vote to elect up to two designated persons to become members of the Board at an annual meeting of the Issuer scheduled to take place in 2019.

In addition, pursuant to the Voting and Lock-Up Agreement, the Reporting Persons may not sell or otherwise dispose of any shares of the Common Stock of the Issuer before August 4, 2018.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

ITEM 5. Interest in Securities of the Issuer

(a)-(b) The Advisor and Phillip Hempleman may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 15,681,580 shares of Common Stock as of February 5, 2017, which represent 14.61% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 15,681,580

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 15,681,580

CUSIP No. 053761102	13D	Page 11 of 14 Pages

The General Partner may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate as of 15,631,580 shares of Common Stock as of February 5, 2017, which represent 14.56% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 15,631,580

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 15,631,580

The Renewable Energy Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 13,846,580 shares of Common Stock as of February 5, 2017, which represent 12.90% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 13,846,580

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 13,846,580

The Fund II may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 595,300 shares of Common Stock as of February 5, 2018, which represent 0.58% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 595,300

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 595,300

The Advanced Healthcare Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,189,700 shares of Common Stock as of February 5, 2018, which represent 1.17% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,189,700

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,189,700

The Duckdive Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 50,000 shares of Common Stock as of February 5, 2018, which represent 0.05% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 50,000

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 50,000

CUSIP No. 053761102	13D	Page 12 of 14 Pages

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 102,000,000, as disclosed in the Issuer’s Current Report on Form 8-K dated February 5, 2018.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c)          Other than as disclosed in Item 3 and Item 4, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

(d)          The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

Phillip Hempleman by virtue of his status as managing partner of the General Partner and the Advisor, may be deemed to share with the General Partner and the Advisor the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which other Reporting Persons are the direct beneficial owner.

(e)          Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 14, 2017 the Renewable Energy Fund entered into a Securities Purchase Agreement with the Issuer and certain other persons wherein it agreed to purchase 6,666,667 shares of Common Stock of the Issuer and 5,333,333 warrants exercisable for shares of Common Stock of the Issuer for an aggregate purchase price of $5 million. The shares of Common Stock of the Issuer as well as the warrants were issued by the Issuer to the Renewable Energy Fund on February 5, 2018 (the “Closing Date”).

In connection with the execution of the Securities Purchase Agreement the Renewable Energy Fund entered into a Registration Rights Agreement with the Issuer and certain other persons pursuant to which the Issuer will take all appropriate steps and make all the necessary filings in order to register the shares of Common Stock of the Issuer that were acquired pursuant to the Securities Purchase Agreement.

On the Closing Date the Reporting Persons entered into a Voting and Lock-Up Agreement with the Issuer and certain other persons pursuant to which the Reporting Persons are obligated to vote to elect certain designated nominees to the Board of the Issuer and, in connection therewith, agreed to certain restrictions upon their respective ability to sell or otherwise dispose of any securities of the Issuer.

CUSIP No. 57165B106	13D	Page 13 of 14 Pages

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated February 5, 2018.

Exhibit 2 –Securities Purchase Agreement

Exhibit 3—Registration Rights Agreement

Exhibit 4—Voting and Lock-Up Agreement

CUSIP No. 57165B106	13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2018
Date

ARDSLEY ADVISORY PARTNERS

/s/ Steve Napoli
Signature

Steve Napoli/Partner
Name/Title

February 5, 2018
Date

ARDSLEY PARTNERS I

/s/ Steve Napoli
Signature

Steve Napoli/General Partner

February 5, 2018
Date

PHILIP J. HEMPLEMAN

/s/ Steve Napoli*
Signature

Steve Napoli/Attorney-in Fact for Philip J. Hempleman
Name/Title

February 5, 2018
Date

ARDSLEY PARTNERS FUND II, L.P.
By: Ardsley Partners I, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/General Partner

February 5, 2018
Date

ARDSLEY PARTNERS ADVANCED HEALTHCARE FUND, L.P.
By: Ardsley Partners I, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/General Partner

February 5, 2018
Date

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
By: Ardsley Partners I, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/General Partner

February 5, 2018
Date

ARDSLEY DUCKDIVE FUND, L.P.
By: Philip J. Hempleman, General Partner

/s/ Steve Napoli*
Signature

Steve Napoli/ Attorney-in Fact for Philip J. Hempleman

* Executed by Steve Napoli as Attorney-in-Fact for Philip J. Hempleman. The Power of Attorney for Mr. Hempleman is attached as Exhibit 2 to the Statement on Schedule 13G/A with respect to the Common Stock of Vaxgen, Inc., filed on February 15, 2006, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)